Exhibit 4.1

SECURED PROMISSORY NOTE

DATE:	May 16, 2024

MAKER:	Trans American Aquaculture, Inc.
1022 Shadyside Lane
Dallas, Texas 75223

PAYEE:	IG Holdings, Inc.
7000 N. 16th Street, Suite 120, #503
Phoenix, Arizona 85020-5547

Iron Rings Holdings, LLC, a Delaware LLC
26 Milton Avenue
Alpharetta, Georgia 30009

principal amount of note:	$350,000.00

FOR VALUE RECEIVED, Maker promises and agrees to pay to Payee at the mailing address of Payee, or at such other place as Payee or any other holder hereof (collectively, the “Holder”) may from time to time designate, the principal sum of Three Hundred Fifty Thousand Dollars and Zero Cents ($350,000.00) with interest, as follows:

1.   Interest Rate/Payments. Commencing on May 16, 2024 and continuing for so long as any portion of the principal amount of this Note is outstanding, the unpaid principal due under this Note shall accrue fixed interest at the rate of $12,500.00 per month. Maker shall make monthly interest only payments in arrears in the amount of $12,500.00 commencing on June 16, 2024. Maker shall pay the Three Hundred Fifty Thousand Dollar and Zero Cents ($350,000.00) principal amount of this Note along with any accrued but unpaid interest on or before the Maturity Date. To the extent that Maker fails to pay the monthly interest only payments or the $350,000.00 principal amount on the Maturity Date as and when due, the unpaid amounts shall bear interest at the default rate of sixty percent (60%) per annum. This loan can be paid off at any time without penalty. The first payment is due thirty (30) days after receipt of the net loan proceeds.

2.     Maturity Date. The Note shall mature and all unpaid principal together with any accrued but unpaid interest shall become due and payable in full on December 16, 2024 (the “Maturity Date”).

3.      Legal Limits.

(a)        Maker agrees to an effective rate of interest, which is the rate stated herein plus any additional rate of interest resulting from any other payments in the nature of interest, including without limitation, any fees or other charges to the extent that such charges may be deemed ineluctable in interest for any purpose.

1

(b)        All agreements between Maker and Payee are hereby expressly limited so that in no event whatsoever, whether by reason of deferment in accordance with this Note or under any agreement or by virtue of acceleration of maturity of the obligation evidenced by this Note, or otherwise, shall the amount paid or agreed to be paid to Payee for the advance, use, forbearance or detention of the money represented by this Note or to compensate Payee for damages to be suffered by reason of a late payment or default under this Note, exceed the maximum permissible under applicable law. If from any circumstances whatsoever, fulfillment of any provision of this Note, or of any provision in the security for this Note at the time performance of such provision shall be due, shall involve exceeding the limit of validity prescribed by law, from the date of this Note, the obligations to be fulfilled shall be reduced to the limit of such validity. This provision shall never be superseded or waived and shall control every other provision of all agreements between Maker and Payee.

(c)        Maker represents and acknowledges that this is a business loan and the loan proceeds will be utilized exclusively for business purposes.

4.   Late Charge. In the event that Maker fails to make any payment of principal and/or interest within three (3) calendar days of the due date for the same, then in addition to such payment due, Maker shall be obligated to pay a late payment charge to Payee in the amount of $100.00 per day (the "Late Charge").

5.   Form of Payments. Principal and interest shall be payable in lawful money of the United States of America in immediately available funds.

6.     Events of Default and Remedies.

(a)        The existence or occurrence of the following events shall constitute an event of default ("Event of Default") under this Note: (i) the failure by Maker to make any payment of principal, interest, or any other cost or expense due under this Note in accordance with the terms of this Note; (ii) the occurrence of any default under the Security Agreement of even date herewith; (iii) the occurrence of any default under any other loan agreements or promissory notes to which Maker is a party, (iv) the filing of bankruptcy or assignment for the benefit of creditors by Maker; or (v) if any representation or warranty made by Maker to Payee is materially false or misleading.

(b)        Upon the occurrence of any Event of Default: (i) the entire unpaid principal balance, any unpaid accrued interest, and any other amounts owing under this Note shall, at the option of the Holder and without further notice or demand of any kind to Maker or any other person, immediately become due and payable; and (ii) the Holder shall have and may exercise any and all rights and remedies available at law or in equity and any and all rights and remedies provided in any security for this Note under the terms of the loan agreement, security agreement or other loan documents executed in connection herewith.

2

(c)        In addition, upon the occurrence of any Event of Default and at any time following an Event of Default, the Holder shall have the right- to convert (a "Conversion") all or any part of the outstanding and unpaid amount of this Note into fully paid and non-assessable shares of Common Stock of Maker at $0.0039 per share (the "Conversion Price"); provided, however, that in no event shall the Holder be entitled to convert any portion of this Note in excess of that portion of this Note upon conversion of which the sum of (1) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of the Notes or the unexercised or unconverted portion of any other security of the Maker subject to a limitation on conversion or exercise analogous to the limitations contained herein) and (2) the number of shares of Common Stock issuable upon the conversion of the portion of this Note with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock. For purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Regulations 13D-G thereunder, except as otherwise provided in clause (1) of such proviso. The beneficial ownership limitations on conversion as set forth in the section may NOT be waived by the Holder. The number of shares of Common Stock to be issued upon each Conversion of this Note shall be determined by dividing the Conversion Amount (as defined below) by the Conversion Price in the form attached hereto as Exhibit A (the "Notice of Conversion"), delivered to the Maker by the Holder; provided that the Notice of Conversion is submitted by facsimile or e-mail (or by other means resulting in, or reasonably expected to result in, notice) to the Maker before 6:00 p.m., New York, New York time on such conversion date (the "Conversion Date"); however, if the Notice of Conversion is sent after 6:00pm, New York, New York time the Conversion Date shall be the next business day. The term "Conversion Amount" means, with respect to any Conversion of this Note, the sum of (1) the principal amount of this Note to be converted in such Conversion plus (2) at the Holder's option, accrued and unpaid interest,·if any, on such principal amount at the interest rate provided in this Note to the Conversion Date.

7.   Share Reservation. The Maker is required at all times to have authorized and reserved 179,487,179 (two times the number of shares that would be issuable upon full conversion of the principal of the Note (the "Reserved Amount''). The Maker represents that upon issuance, such shares will be duly and validly issued, fully paid, and non-assessable. In addition, if the Maker shall issue any securities or make any change to its capital structure which would change the number of shares of Common Stock into which the Note shall be convertible at the Conversion Price, the Maker shall at the same time make proper provision so that thereafter there shall be a sufficient number of shares of Common Stock authorized and reserved, free from preemptive rights, for a full conversion of the outstanding principal and interest due on the Note.

8.   Attorneys' Fees in the Event of Collection. In the Event of Default under this Note or in the event the Holder seeks legal advice in order to enforce the provisions of this Note after an Event of Default, Maker agrees to pay Holder's reasonable attorneys' fees. If any action is brought to enforce or interpret the provisions of this Note, the prevailing party shall be _entitled to an award of its reasonable attorneys' fees.

9.   Governing Law, Jurisdiction and Severability. This Note is made pursuant to and shall be construed, governed, and enforced under the laws of the State of Arizona without regard to any conflict of law provisions. Exclusive jurisdiction and venue over any legal action brought by any of the parties hereto relating in any way to the terms of this Note and the related Security Agreement of even date herewith shall reside in the state and federal courts located in Maricopa County, Arizona, and Maker hereby consents to such exclusive jurisdiction and venue. If any provision of this Note or any security for this Note is construed or interpreted by a court of competent jurisdiction to be void, invalid or unenforceable, such decision shall affect only those provisions so construed or interpreted and shall not affect the remaining provisions of this Note or any security for this Note.

3

10.  Time of Essence. Time is of the essence regarding Maker's obligation with respect to this Note.

11.  Payment Without Offset. Principal and accrued interest shall be paid without deduction or offset.

12.  Calendar Days. Unless otherwise provided in this Note to the contrary, calendar days, and not business days, shall be used in calculating any time periods set forth in this Note.

13.  Notices. Any notices which any party may be required, or may desire, to give, unless otherwise specified, shall be in writing and shall be (a) hand-delivered, effective upon receipt, (b) transmitted by telecopier, effective upon receipt, with the original mailed the same date by first class mail, postage prepaid, (c) sent by United States Express Mail or by private overnight courier, effective upon receipt, or (d) served by certified mail, postage prepaid, return receipt requested and addressed to such party at the addresses set forth above, or to such other address(es) or addressee(s) as the party to be served with notice may have furnished in writing to the other party, effective three (3) days after mailing.

14.  Assignment. Payee or any other Holder of this Note may assign all or a portion of its rights, title and interest in this Note and security to any person, firm, corporation or other entity without the consent of Maker.

15.  Relationship. The relationship of the parties hereto is that of borrower and lender and it is expressly understood and agreed that nothing contained in this Note or in any security for this Note shall be interpreted or construed to make Maker and Payee partners, joint venturers or participants in any other legal relationship except that of borrower and lender. Maker represents that this is a business loan, not a loan for personal or household purposes, and that all of the proceeds of the loan shall be used exclusively for business purposes.

16.  Waiver. Except as otherwise expressly provided to the contrary in this Note or other loan documents relating to this Note, Maker for itself and for its successors, transferees and assigns and all guarantors, endorsers and signers, hereby waives all valuation and appraisement privileges, preser:itment and demand for payment, protest, notice of protest and nonpayment, dishonor and notice of dishonor, bringing of suit, lack of diligence or delays in collection or enforcement of this Note and notice of the intention to accelerate, the release of any party liable, the release of any security for this Note, the taking of any additional security and any other indulgence or forbearance. Maker agrees that this Note and any or all payments coming due hereunder may be extended or renewed from time to time without in any way affecting or diminishing Maker's liability under this Note. The acceptance by Holder of a partial amount of a payment due from Maker to Holder under this Note shall not constitute a waiver of the requirement of Maker to make a full payment to Holder and shall not constitute a waiver by Holder of the time of the essence provision of this Note.

17. Headings. The subject headings of the paragraphs of this Note are included for purposes of convenience only and shall not affect the construction or interpretation of any of its provisions.

18. Security. As security for the loan represented by this Note, Maker agrees that the Security Agreement of even date herewith shall remain in full force and effect, and shall secure repayment of the loan evidenced by this Note, until such time as the loan is repaid in full.

19. Payment of Lender's Attorneys' Fees. Maker hereby agrees to pay Payee's legal fees and costs incurred in connection with the drafting and negotiation of this Note and the related loan documents, with such fees and costs to be deducted from the loan proceeds prior to disbursement and remitted directly by Holder to Holder's counsel, Glenn B. Hotchkiss, Esq.

4

20. Entire Agreement. This Note and the related Security Agreement of even date herewith, and the documents and papers executed in accordance therewith, constitute the entire transaction between the parties hereto, and there have been no representations, warranties, covenants, or conditions except those specified in such documents and in the documents and papers executed in accordance therewith.

21. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which, when taken together, shall constitute one and the same instrument.

22. Successors and Assigns. This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors, and assigns, except as otherwise expressly provided herein.

23. Capacity to Execute. By affixing his signature hereto, Adam Thomas represents and warrants that he has the authority to execute this Note on behalf of Maker, and that execution of this Note does not breach any existing contract, agreement, promissory note, or other obligation of Maker.

IN WITNESS WHEREOF, Maker has duly executed this Note as of the day and year first above written.

MAKER:

TRANS AMERICAN AQUACULTURE, INC.

/s/ Adam Thomas
Adam Thomas, CEO

5